SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(Amendment No. 6)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)
Springhill Lake Investors Limited Partnership

(Name of Subject Company (Issuer))
AIMCO Properties, L.P.
Apartment Investment and Management Company
AIMCO-GP, Inc.
AIMCO/Springhill Lake Investors GP, LLC
Springhill Lake Investors Limited Partnership

(Names of Filing Persons (Offerors))
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address, and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$15,403,581	$472.89

*	For purposes of calculating the fee only. This amount assumes the purchase of 126.35 units of limited partnership interest of the subject partnership for $121,912 per unit. Based on the current fee rate of $30.70 per million, the fee is $472.89.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $472.89	Filing Party: AIMCO Properties, L.P.
Form or Registration No.: Schedule TO/13E-3	Date Filed: March 12, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☑ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

ITEM 12. EXHIBITS
SIGNATURE

AMENDMENT NO. 6 TO SCHEDULE TO
     This Amendment No. 6 amends and restates the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO initially filed on March 12, 2007 (the “Schedule TO”). This Amendment No. 6 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership (“Aimco OP”), to purchase units of limited partnership interest (“Units”) of Springhill Lake Investors Limited Partnership, a Maryland limited partnership (the “Partnership”), at a price of $121,912 per unit in cash, subject to the conditions set forth in the Amended and Restated Offer to Purchase dated July 6, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(9) and (a)(10). Unless defined herein, capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Offer to Purchase.
      This Final Amendment is being filed with the Securities and Exchange Commission (the “SEC”) to report the final results of the Offer. At midnight, New York City time, on July 16, 2007, the Offer expired pursuant to its terms. A total of 28.84 Units, representing approximately 4.44% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. AIMCO Properties, L.P. has accepted for payment all of those Units.
      Upon completion of the Offer, the Partnership will terminate the registration of its Units under the Securities Exchange Act of 1934, and will no longer file reports with the SEC.

ITEM 12. EXHIBITS.
(a)(1)	Offer to Purchase dated March 12, 2007.*

(a)(2)	Letter of Transmittal and related Instructions.*

(a)(3)	Letter from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(4)	Press Release, dated April 5, 2007.*

(a)(5)	Letter, dated April 5, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(6)	Letter, dated May 7, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(7)	Amended and Restated Offer to Purchase, dated June 4, 2007.*

(a)(8)	Letter, dated April 15, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(a)(9)	Amended and Restated Offer to Purchase, dated July 6, 2007.*

(a)(10)	Amended and Restated Letter of Transmittal, dated July 6, 2007.*

(a)(11)	Letter, dated July 6, 2007, from Aimco OP to the Limited Partners of Springhill Lake Investors Limited Partnership.*

(b)(1)	Amended and Restated Secured Credit Agreement, dated as of November 2, 2004, by and among AIMCO, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers and Bank of America, N.A., Keybank National Association, and the Lenders listed therein (Exhibit 4.1 to Aimco’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, is incorporated herein by reference).

(b)(2)	First Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of June 16, 2005, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., and NHP Management Company as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 22, 2005, is incorporated herein by reference).

(b)(3)	Second Amendment to Amended and Restated Senior Secured Credit Agreement, dated as of March 22, 2006, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the borrowers, and Bank of America, N.A., Keybank National Association, and the lenders listed therein (Exhibit 10.1 to Aimco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2006, is incorporated herein by reference).

(c)(1)	Appraisal of Springhill Lake Apartments, effective April 20, 2004, prepared by Integra Realty Resources – Washington DC.*

(d)	Not applicable.

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: July 18, 2007

AIMCO PROPERTIES, L.P.

By:		AIMCO-GP, INC.
Its General Partner

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO-GP, INC.

By:		/s/ Martha L. Long

Martha L. Long
Senior Vice President

AIMCO/SPRINGHILL LAKE INVESTORS GP, LLC

By:		AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP

By:	AIMCO/SPRINGHILL LAKE INVESTORS GP, LLC

By:	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
Its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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